

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

Olegs Pavlovs
Chief Executive Officer
Londax Corp.
Puces iela 47, Riga
Latvia LV-1082

> **Re: Londax Corp.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2023**
> **File No. 333-274140**

Dear Olegs Pavlovs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 22, 2023

Cover Page

1. Please disclose that your chief executive officer owns 100% of the outstanding shares of common stock.

2. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Risk Factors
We are going to utilize freelancers as the independent contractors..., page 7

3. Please revise your subheading to align with the contents of its corresponding risk factor disclosure. In this case, it is unclear how the risk of utilizing freelancers as independent contracts aligns with your disclosure regarding how you will attract customers. In addition, please clarify your use of the term "former customers." It is unclear whether you are referring to past customers or future customers that will one day become former customers. Please revise accordingly or advise.

Investors cannot withdraw funds once their subscription agreements..., page 9

4. Please file the subscription agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Government Regulations, page 21

5. Please disclose the international markets that you intend to target. You state that your principal offices are located in Latvia and that you intend to operate in Europe. To the extent you continue to have operations in Latvia and elsewhere in Europe, you should revise to discuss the commensurate laws and regulations related to the sale of your products in such jurisdictions and, if applicable, any risks and consequences to the company associated with those laws and regulations. Refer to Item 101(c)(2)(i) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 23

6. You indicate that as of the date of this registration statement, the current funds available to the Company should be sufficient to continue maintaining your reporting status until you raise funds from this offering. Please also revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Refer to Item 303(b)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Security Ownership of Certain Beneficial Owners and Management, page 29

7. Please update your beneficial ownership disclosure as of a recent practicable date. Refer to Item 403(a) of Regulation S-K.

Balance Sheet, page F-2

8. Please revise the heading to state that the Balance Sheet is presented as of or at May 31, 2023 instead of being over a period of time.

Notes to the Unaudited Financial Statements, page F-6

9.   Please revise the title to the financial statement footnotes to properly identify the notes as being audited instead of unaudited.

Note 3 - Summary of Significant Accounting Policies
Development Stage Company, page F-7

10.   Please clarify your statement that "Upon adoption, the Company no longer presents or discloses inception-to-date information and other remaining disclosure requirements of Topic 915". Confirm that you are applying ASC 915 as ASU 2014-10 states that the presentation and disclosure requirements in Topic 915 will no longer be required in the first annual period beginning after Dec. 15, 2014. In addition, we note your Statement of Stockholder's Equity has a column header labeled "Deficit Accumulated during the Development Stages". Please revise accordingly.

Note 6 - Commitments and Contingencies, page F-8

11.   Please clarify whether your sole officer and director is paying your office space rent. We refer you to SAB Topic 5T.

General

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John L. Thomas